FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 15th, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (December 11, 2023 – December 15, 2023) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15th, 2023

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (December 11, 2023 – December 15, 2023) on the First Tranche of Tenaris Share Buyback Program

Luxembourg, December 15, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the Share Buyback Program announced on November 5, 2023, covering up to US$300 million to be executed in the open market, it has repurchased the following ordinary shares from December 11 to (and including) December 15, 2023:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
11-dic-23	MTA	605,711	15.5650	9,427,892	1.0769	10,152,425
11-dic-23	CEUX	285,358	15.5656	4,441,768	1.0769	4,783,118
11-dic-23	TQEX	27,586	15.5699	429,511	1.0769	462,519
11-dic-23	AQXE	28,377	15.5679	441,770	1.0769	475,720
12-dic-23	MTA	606,482	15.3743	9,324,236	1.0745	10,018,426
12-dic-23	CEUX	285,810	15.3781	4,395,215	1.0745	4,722,438
12-dic-23	TQEX	29,246	15.3792	449,780	1.0745	483,266
12-dic-23	AQXE	28,377	15.3793	436,418	1.0745	468,910
13-dic-23	MTA	534,548	15.3222	8,190,451	1.0782	8,830,535
13-dic-23	CEUX	273,493	15.3237	4,190,925	1.0782	4,518,445
13-dic-23	TQEX	28,452	15.3245	436,013	1.0782	470,087
13-dic-23	AQXE	27,425	15.3243	420,269	1.0782	453,113
14-dic-23	MTA	82	15.2600	1,251	1.0795	1,351
14-dic-23	TQEX	246	15.2600	3,754	1.0795	4,052
14-dic-23	AQXE	700	15.2600	10,682	1.0795	11,531
		2,761,893	15.4242	42,599,936		45,855,937

From November 6, 2023 to (and including) December 15, 2023, the Company has purchased a total of 12,648,091 ordinary shares for a total consideration of €198,120,161, equivalent to US$214,504,396.

As of December 15, 2023, the Company held in treasury 12,648,091 ordinary shares equal to 1.07% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.